FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-262701-03

From:	Citi Cmbs Syndicate (CITIGROUP GLOBAL MAR) <[REDACTED]>
Sent:	Wednesday, May 10, 2023 4:49 PM
Subject:	BMARK 2023-V2 XA -- Final Pricing Details (Public)

BMARK 2023-V2 XA -- Final Pricing Details (Public)

Co-Lead Managers & Joint Bookrunners:	Citigroup, Goldman Sachs & Co. LLC, BMO Capital Markets, Barclays, J.P. Morgan, Deutsche Bank Securities

Co-Managers:	Drexel Hamilton & Siebert Williams Shank

Class	S&P/Fitch/KBRA	Size($mm)	WAL	Proceeds	Spread	Coupon	Yield	Px
XA	AA-(sf)/AAAsf/AAA(sf)	692.037	4.39	29.441mm	J+160	1.2192	5.0387	4.25432

* PRICING SPEED IS 100 CPY

Collateral Summary

Initial Pool Balance	$859,674,341
Number of Mortgage Loans	27
Number of Mortgaged Properties	66
Average Cut-off Date Balance	$31,839,790
Weighted Average Mortgage Rate	6.80%
Weighted Average Remaining Term to Maturity/ARD (months)	59
Weighted Average Remaining Amortization Term (months)	353
Weighted Average Cut-off Date LTV Ratio	54.30%
Weighted Average Maturity Date/ARD LTV Ratio	53.90%
Weighted Average UW NCF DSCR	1.69x
Weighted Average Debt Yield on Underwritten NOI	12.20%
% of Initial Pool Balance of Mortgaged Properties with Single Tenants	18.10%
% of Initial Pool Balance of Mortgage Loans with Subordinate Debt	1.40%

Property Type:	24.8% Retail, 19.4% Office, 15.7% Mixed Use, 15.6% Multifamily, 14.4% Industrial, 8.9% Hospitality, 1.2% Leased Fee

Top 5 States:	16.0% New York, 14.7% Texas, 12.6% California, 11.4% New Jersey, 9.4% Georgia

Risk Retention:	Horizontal

Master Servicer:	Midland Loan Services, a Division of PNC Bank, National Association

Special Servicer:	3650 REIT Loan Servicing LLC

Operating Advisor:	BellOak, LLC

Trustee:	Computershare Trust Company, National Association

Cert. Administrator:	Computershare Trust Company, National Association

Anticipated Timing

Anticipated Settlement:	5/25/2023

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-262701) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp., Barclays Capital Inc., Drexel Hamilton, LLC, Siebert Williams Shank & Co., LLC or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

The information in this file (the “File”) is an electronic copy of the information set forth in the Annex titled “Certain Characteristics of the Mortgage Loans and Mortgaged Properties” to the prospectus. This File does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the certificates referred to herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended and/or supplemented prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the certificates and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originators, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates. Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

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